EXHIBIT 99.1
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                  CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
                   THE ACQUISITION OF ALBERTA CORE PROPERTIES
          CALGARY, ALBERTA - FEBRUARY 18, 2004 - FOR IMMEDIATE RELEASE


Canadian Natural Resources Limited ("Canadian Natural" or the "Company") announces the acquisition of certain resource properties located in East Central Alberta and Saskatchewan (collectively known as the Petrovera Partnership) for aggregate consideration of $701 million. In a separate transaction, Canadian Natural has sold specific assets in the Petrovera Partnership, representing approximately one third of the total acquisition, to another independent producer for proceeds of $234 million, resulting in a net cost of $467 million for the retained properties. The current net production from the working interests retained by Canadian Natural is approximately 27,500 barrels per day of heavy oil and 9 million cubic feet per day of natural gas together with volumes associated with royalty interests of 1,200 barrels per day of heavy oil and 2 million cubic feet per day of natural gas.

This acquisition fits Canadian Natural's strategy of dominating its core areas and related infrastructure as all of the properties acquired by the Company are located in its heavy oil core area. Canadian Natural expects to effect operating cost reductions through synergies with its own existing facilities including additional throughput in its 100% owned ECHO pipeline. In addition, approximately 300 new well locations and over 400 well recompletion opportunities have been identified on these lands and will be added into project inventory.

The acquisition also enhances Canadian Natural's heavy oil strategy by increasing its market share without increasing overall supply of heavy oil from Alberta. With increased market share, the Company is in a better position to accelerate its three-pronged heavy oil marketing strategy. This strategy seeks to broaden markets and increase demand for Alberta heavy crudes by working with refiners to create new conversion capacity, working with pipeline companies to access new markets and creating streams of complementary products like bitumen diluted with synthetic crude oil (Synbit) which can be used by existing refineries without the addition of heavy oil conversion capacity.

Canadian Natural is currently marketing over 34,000 barrels per day of Synbit to refiners located in the U.S. Midwest and plans to expand this effort throughout 2004 to build a solid new market for this Synbit crude. This demand expansion will support Canadian Natural's plans to expand its heavy oil production.

Concurrent with the acquisition Canadian Natural reviewed its planned capital expenditures for 2004 and, in the context of capital discipline being a prime consideration in managing its affairs, and as a result of this acquisition, $300 million of previously planned expenditures will be deferred to future years. The Company has also reviewed its 2004 capital requirements for the Horizon Oil Sands Project and has established a budget of $200 to $400 million reflecting an updated estimate of spending ranges for the year. These changes result in total 2004 forecast capital expenditures now in a range of $2.75 to $2.95 billion as compared with the previous range of $2.5 to $2.9 billion. Incorporating the acquisition and capital expenditure deferrals results in new 2004 production guidance of 263 to 283 thousand barrels per day of crude oil and liquids and 1,320 to 1,395 million cubic feet per day of natural gas. Further detailed guidance may be found on Canadian Natural's website (WWW.CNRL.COM).

Based upon current oil and natural gas forward strip pricing and a $0.75 Canada / US exchange rate, the Company estimates 2004 cash flow will amount to $3.0 to $3.2 billion. Once again, Canadian Natural plans to dedicate a minimum 50% of any free cash flow surplus to debt repayment, with the remainder becoming available for share repurchases pursuant to the Company's normal course issuer bid or late year increases in capital spending.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or incorporated herein by reference may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

TELEPHONE:             (403) 514-7777                          ALLAN P. MARKIN      JOHN G. LANGILLE
FACSIMILE:             (403) 517-7370                                 Chairman             President
EMAIL:                 investor.relations@cnrl.com
WEBSITE:               www.cnrl.com                              STEVE W. LAUT       COREY B. BIEBER
TRADING SYMBOL - CNQ:  Toronto Stock Exchange          Chief Operating Officer              Director
                       New York Stock Exchange                                    Investor Relations